As filed with the Securities and Exchange Commission on June 9, 2000
                                                     Registration No. 333-_____

===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------
                              SoftNet Systems, Inc.
             (Exact name of registrant as specified in its charter)

              DELAWARE                                     11-1817252
   (State or other jurisdiction of                      (I.R.S. Employer
    incorporation or organization)                     Identification No.)

                         650 Townsend Street, Suite 225
                             San Francisco, CA 94103
                                 (415) 365-2500
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            Dr. Lawrence B. Brilliant
                      Chairman and Chief Executive Officer
                              SoftNet Systems, Inc.
                         650 Townsend Street, Suite 225
                             San Francisco, CA 94103
                                 (415) 365-2500
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                          ----------------------------
                                   Copies to:

                         Christopher L. Kaufman, Esq.
                                Latham & Watkins
                             135 Commonwealth Drive
                          Menlo Park, California 94025
                                 (650) 328-4600
                          ----------------------------

         Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

============================================================================================================================
                                                              Proposed Maximum      Proposed Maximum
 Title of each class of Securities to      Amount to be        Offering Price      Aggregate Offering       Amount of
            be Registered                   Registered          Per Share (1)          Price (1)         Registration Fee
----------------------------------------------------------------------------------------------------------------------------
Common Stock                               2,224,448              $13.875           $30,864,216.00         $8,148.15
----------------------------------------------------------------------------------------------------------------------------

     (1) Estimated solely for the purpose of computing the amount of registration fee, based on the average of the high and low prices for the Common Stock as reported on the Nasdaq National Market on June 6, 2000, in accordance with Rule 457(c) promulgated under the Securities Act of 1933.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================
The information in this prospectus is not complete and may be changed. The selling stockholders may not resell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and this prospectus is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

                              SUBJECT TO COMPLETION

                               DATED JUNE 9, 2000


                              SOFTNET SYSTEMS, INC.

                        2,224,448 SHARES OF COMMON STOCK

         This prospectus relates to the public offering, which is not being underwritten, of 2,224,448 shares of our common stock, par value $0.01 per share, which may be offered for sale by the selling stockholders named in this prospectus. The selling stockholders may offer their shares of common stock through one or more broker-dealers, in one or more transactions on the Nasdaq National Market in accordance with its rules, in the over-the-counter market, in negotiated transactions or otherwise, at prices related to the prevailing market prices or at negotiated prices. We will not receive any of the proceeds from the sale of the shares of common stock.

         Our common stock is listed on the Nasdaq National Market under the symbol "SOFN." On June 8, 2000 the last reported sale price for our common stock on the Nasdaq National Market was $13.375.

                                -----------------


         Investing in our common stock involves risks. See "Risk Factors" commencing on page 3 and in our latest report on Form 10-K or Form 10-Q filed with the Securities and Exchange Commission for a discussion of certain factors that you should consider before purchasing the securities offered by this prospectus.

           NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                The date of this prospectus is _________, 2000

                               ------------------

34

                                TABLE OF CONTENTS

The Company.............................................................    2
Risk Factors............................................................    3
Where You Can Find More Information.....................................   27
Forward-Looking Statements..............................................   28
The Selling Stockholders................................................   29
Use of Proceeds.........................................................   34
Plan of Distribution....................................................   34
Legal Matters...........................................................   35
Experts.................................................................   35

                                   THE COMPANY

         We currently operate through three subsidiaries. The first, ISP Channel, Inc., is a leading provider of high speed Internet access over cable to both residential and commercial customers. The second, Intelligent Communications, Inc., or Intellicom, provides two-way broadband satellite connectivity utilizing very small aperture terminal, or VSAT, technology to a wide variety of business customers, the majority of whom are rural Internet service providers, which use Intellicom's service to connect from remote points of presence through Intellicom's network operations center in Livermore, California, to the Internet. ISP Channel is currently one of Intellicom's larger customers and, as of March 31, 2000, 23 of the 79 systems deployed by ISP Channel utilized Intellicom's service in preference to terrestrial lines such as T1s.

         In addition, on April 21, 2000, we acquired Laptop Lane Limited, a leading provider of business center services in airports. We intend to use Laptop Lane as the cornerstone of a new venture, SoftNet Zone, that will offer mobile computing and Internet services, both wired and wireless, to global business travelers. Through recent arrangements with strategic investors CMGI and Compaq, as well as Cisco, Nokia and Delta Air Lines, to form SoftNet Zone, we plan to bring broadband Internet access to mobile business professionals around the world.

         Our principal executive offices are located at 650 Townsend Street, Suite 225, San Francisco, California 94103. Our telephone number is (415) 365-2500.

                                  RISK FACTORS

         Before purchasing the shares offered by this prospectus, you should carefully consider the risks described below, in addition to the other information presented in this prospectus or incorporated by reference into this prospectus. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

We cannot assure you that we will be profitable because we have operated our Internet services business only for a short period of time.

         We acquired ISP Channel on June 21, 1996, Intellicom on February 9, 1999 and Laptop Lane on April 21, 2000. As such, we have very limited operating history and experience in the Internet services business and we cannot assure you that our ability to develop or maintain strategies and business operations for our Internet services will achieve positive cash flow and profitability. The successful expansion of our services will require strategies and business operations that differ from those we have historically employed. To be successful, we must develop and market products and services that are widely accepted by consumers and businesses at prices that provide cash flow sufficient to meet our debt service, capital expenditures and working capital requirements.


Our ISP Channel and Intellicom businesses may fail if their industries as a whole fail or our products and services do not gain commercial acceptance.

         It has become feasible to offer Internet services over existing cable lines and equipment and satellites on a broad scale only recently. There is no proven commercial acceptance of cable-based or satellite-based Internet services. It is currently very difficult to predict whether providing cable-modem or satellite Internet services will become a viable industry.

         The success of ISP Channel and Intellicom will depend upon the willingness of new and existing cable subscribers to pay the monthly fees and installation costs associated with the service and to purchase or lease the equipment necessary to access the Internet. Accordingly, we cannot predict whether our pricing model will prove to be viable, whether demand for our services will materialize at the prices we expect to charge, or whether current or future pricing levels will be sustainable. If we do not achieve or sustain such pricing levels or if our services do not achieve or sustain broad market acceptance, then our business, financial condition and prospects could be materially adversely affected.

Our purchase of Intellicom subjects us to risks in a new market.

         We have very little experience in the markets and technology in which Intellicom is focused. As such, we face new risks, including the following:

         Dependence on VSAT market

         One of the reasons we purchased Intellicom was to enable us to provide two-way satellite Internet access options to our customers using VSAT satellite technology. However, the market for VSAT communications networks and services may not continue to grow or VSAT technology may be replaced by an alternative technology. A significant decline in this market or the replacement of the existing VSAT technology by an alternative technology could adversely affect our business, financial condition and prospects.

         Risk of damage, loss or malfunction of satellite

         The loss, damage or destruction of any of the satellites used by Intellicom, or a temporary or permanent malfunction of any of these satellites, would likely result in interruption of Internet services we provide over the satellites which could adversely affect our business, financial condition and prospects.

         In addition, use of the satellites to provide Internet services requires a direct line of sight between the satellite and the cable headend and is subject to distance and rain attenuation. In certain markets that experience heavy rainfall, transmission links must be engineered for shorter distances and greater power to maintain transmission quality. Such engineering changes may increase the cost of providing service. In addition, such engineering changes may require FCC approval, and we cannot assure you that the FCC would grant such approval.

         Equipment failure and interruption of service

         Our operations will require that our network, including the satellite connections, operate on a continuous basis. It is not unusual for networks, including switching facilities and satellite connections, to experience periodic service interruption and equipment failures. It is therefore possible that the network facilities we use may from time to time experience interruptions or equipment failures, which would negatively affect consumer confidence as well as our business operations and reputation.

         Dependence on leases for satellites

         Intellicom currently leases satellite space from GE Americom and Satmex. If for any reason, the leases were to be terminated, we cannot assure you that we could renegotiate new leases with GE Americom, Satmex or another satellite provider on favorable terms, if at all. We have not identified alternative providers and believe that any new leases would be more costly to us. We cannot assure you that an alternative provider of satellite services would be available, or, if available, would be available on terms favorable to us.

         Competition

         The market for Internet access services is extremely competitive. We believe Intellicom's ability to compete successfully depends upon a number of factors, including: market presence; the capacity, reliability, and security of its network infrastructure; the pricing policies of its competitors and suppliers; and the timing and release of new products and services by Intellicom and its competitors. We cannot assure you that Intellicom will be able to successfully compete with respect to these factors.

         Government regulation

         The VSAT satellite industry is a highly regulated industry. In the United States, operation and use of VSAT satellites requires licenses from the FCC; and Satmex is licensed by the Mexican government. As a lessee of satellite space, we could in the future be directly or indirectly subject to new laws, policies or regulations or changes in the interpretation or application of existing laws, policies or regulations that modify the present regulatory environment.

         While we believe that our lessors will be able to obtain all licenses and authorizations necessary to operate effectively, we cannot assure you that our lessors will be successful in doing so. Our failure to indirectly obtain some or all necessary licenses or approvals could materially adverse effect on our business, financial condition and prospects.

Our purchase of Laptop Lane subjects us to risks in a new market.

     We purchased Laptop Lane to serve as the cornerstone of a business called SoftNet Zone, which will provide mobile computing and Internet services, both wired and wireless, to global business travelers. We have very little experience in the markets and technology in which Laptop Lane is focused and which we intend SoftNet Zone to be focused. As such, we face new risks and which could adversely affect our business, financial condition, and prospects, including the following:

         The   wireless  Internet  services  industry  may not  gain  commercial acceptance.

         The ability to provide wireless broadband Internet access has only recently been achieved. There is no proven commercial acceptance of wireless broadband Internet services. It is currently very difficult to predict whether providing wireless broadband Internet services will become a viable industry. The failure of the wireless Internet services industry to evolve in the manner in which it is currently contemplated could adversely affect our business, financial condition and prospects.

         We may not be able to enter into strategic relationships to gain market share.

         To gain market share, we must partner with airports, airlines, hotels, convention centers and companies in other industries serving the mobile consumer. We may not be able to compete with other companies that are better financed or have longer operating histories in the industry for these alliances.

         We face intense competition.

         The wireless Internet services business is intensely competitive. Many of our competitors and potential competitors have substantially greater financial, technical and marketing resources, longer operating histories, greater name recognition and more established relationships than we do. We cannot predict whether we will be able to compete successfully against current or future competitors or that the competitive pressures we face will not adversely affect our business, financial condition or prospects.

         The wireless Internet services industry does not have common standards.

         Currently, there are many technologies designed to provide wireless Internet access. We may adopt a technology that does not prove to be the industry standard or leader, which would force us to replace equipment or risk not being competitive. We cannot predict how industry standards will evolve.

         We face uncertainty because of government regulation.

         We propose to provide wireless Internet services using unlicensed frequencies. There can be no assurance that the government will not seek to license or otherwise regulate such frequencies in the future and we cannot predict the terms by which the government would do so. In addition, the airports, airlines, and convention centers with which we seek to partner in many cases are either owned by the government or subject to heavy government regulation. As a result, we will be subject to numerous local, state and federal rules and regulations, which may change in the future. We cannot predict whether such changes, if they occur, would have an adverse affect on our business, financial condition or prospects.

Our continued negative cash flow and net losses may depress stock prices.

         Our continued negative cash flow and net losses may result in depressed market prices for our common stock. We cannot assure you that we will ever achieve favorable operating results or profitability. We have sustained substantial losses over the last five fiscal years. For the six months ended March 31, 2000, we had a net loss of $42,736,000. As of March 31, 2000, we had an accumulated deficit of $142,983,000. We expect to incur substantial additional losses and experience substantial negative cash flows as we expand our Internet service offerings. The costs of expansion will include expenses incurred in connection with:

o inducing cable affiliates to enter into exclusive multi-year contracts with us;
o    capital expenditures and other costs related to our operations;
o    research and development of new product and service offerings;
o the continued development of our direct and indirect selling and marketing efforts; and
o possible charges related to acquisitions, divestitures, business alliances or changing technologies.

         In addition, our expense levels are based in part on expectations of future revenues and, to a large extent, are fixed. We may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall. Our revenues will be dependent upon the growth rates of ISP Channel's subscribers and Intellicom's customers.

If we do not achieve cash flows sufficient to support our operations, we may be unable to implement our business plan.

         The development of our business will require substantial capital infusions as a result of:

o our need to enhance and expand product and service offerings to maintain our competitive position and increase market share; and

o the substantial investment in equipment and corporate resources required by the continued national launching of the ISP Channel, Intellicom and SoftNet Zone services.

         In addition, we anticipate that the majority of cable affiliates with one-way cable systems will eventually upgrade their cable infrastructure to two-way cable systems, at which time we will have to upgrade our equipment on any affected cable system to handle two-way transmissions.

         We cannot accurately predict whether or when we will ultimately achieve cash flow levels sufficient to support our operations, develop new products and services, and expand our Internet services. Unless we reach such cash flow levels, we may require additional financing to provide funding for operations. If we are required to raise capital through a long-term debt financing, we will be highly leveraged and such debt securities may have rights or privileges senior to those of our current stockholders. If we are required to raise capital by issuing equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences and privileges senior to those of our common stock. In the event that we cannot generate sufficient cash flow from operations, or are unable to borrow or otherwise obtain additional funds on favorable terms to finance operations when needed, our business, financial condition, and prospects would be materially adversely affected.

The unpredictability of our quarter-to-quarter results may adversely affect the trading price of our common stock.

         We  cannot  predict  with  any  significant  degree  of  certainty  our quarter-to-quarter operating results. As a result, we believe that period-to-period comparisons of our revenues and results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance. It is likely that in one or more future quarters our results may fall below the expectations of stock market analysts and investors. In such event, the trading price of our common stock would likely decrease. Many of the factors that cause our quarter-to-quarter operating results to be unpredictable are largely beyond our control. These factors include, among others:

o    the number of ISP Channel subscribers and Intellicom customers;
o    our ability to coordinate timely and effective marketing strategies;
o the rate at which ISP Channel and its cable affiliates and Intellicom can complete the installations required to initiate service;
o the amount and timing of capital expenditures and other costs related to the expansion and provision of ISP Channel and Intellicom services;
o    competition in the Internet or cable industries; and
o    changes in laws and regulations.

Existing contractual obligations allow for additional issuances of common stock, which could adversely affect the market price for our common stock.

         As of March 31, 2000, the total number of shares of our common stock underlying all of our convertible securities, including common stock underlying unvested stock options and grants made under our 1998 Stock Incentive Plan and 1999 Supplemental Stock Incentive Plan, was approximately 7,893,000 shares. The issuance of common stock as a result of these obligations could result in immediate and substantial dilution to the holders of our common stock. To the extent any of these shares of common stock are issued, the market price of our common stock may decrease because of the additional shares on the market.

We may not be able to successfully implement the ISP Channel's business plan if our cable affiliates are adversely impacted.

         The success of our business depends upon our relationship with our cable affiliates. Therefore, our success and future business growth will be substantially affected by economic and other factors affecting our cable affiliates, including, but not limited to, the following:

         We do not have direct contact with our customers.

         Because customers of the ISP Channel service must subscribe through a cable affiliate, in many cases the cable affiliate (and not us) will substantially control the customer relationship with the end-user customers. For example, under some of our existing contracts, cable affiliates are responsible for important functions, such as billing for, and collecting, ISP Channel subscription fees and providing the labor and costs associated with distribution of local marketing materials.

         Failure or delay by cable operators to upgrade their systems may adversely affect subscription levels.

         Certain ISP Channel services are dependent on the quality of the cable networks of our cable affiliates. Currently, some cable systems are capable of providing only information from the Internet to the subscribers, and require a telephone line to carry information from the subscriber back to the Internet. These systems are called "one-way" cable systems. Several cable operators have announced and begun making upgrades to their systems to increase the capacity of their networks and to enable traffic both to and from the Internet over their networks, so-called "two-way capability." However, cable system operators have limited experience with implementing such upgrades. These investments have placed a significant strain on the financial, managerial, operational and other resources of cable system operators, many of which already maintain a significant amount of debt. Further, cable operators must periodically renew their franchises with city, county or state governments. These governmental bodies may impose technical and managerial conditions before granting a renewal, and these conditions may adversely affect the cable operator's ability or willingness to implement such upgrades. In addition, many cable operators may emphasize increasing television programming capacity to compete with other forms of entertainment delivery systems, such as direct broadcast satellite, instead of upgrading their networks for two-way Internet capability. Such upgrades have been, and we expect will continue to be, subject to change, delay or cancellation.

         Cable operators' failure to complete these upgrades in a timely and satisfactory manner, or at all, would adversely affect the market for our products and services in any such operators' franchise area. In addition, cable operators may rollout Internet access systems that are incompatible with our high-speed Internet access services. Any of these actions could have a material adverse effect on our business, financial condition, and prospects.

If we do not obtain exclusive access to cable customers, we may not be able to sustain any meaningful growth.

         The success of our ISP Channel business is dependent, in part, on our ability to gain exclusive access to cable consumers. Our ability to gain exclusive  access  to cable  customers  depends  upon  our  ability  to  develop exclusive relationships with cable operators that are dominant within their geographic markets. We cannot assure you that affiliated cable operators will not face competition in the future or that we will be able to establish and maintain exclusive relationships with cable affiliates. Currently, a number of our contracts with cable operators do not contain exclusivity provisions. Even if we are able to establish and maintain exclusive relationships with cable operators, we cannot assure you the ability to do so on favorable terms or in sufficient quantities to be profitable. In addition, we will be excluded from providing Internet-over-cable in those areas served by cable operators with exclusive arrangements with other Internet service providers. Our contracts with cable affiliates typically range from three to seven years, and we cannot assure you that such contracts will be renewed on satisfactory terms. If the exclusive relationship between us and our cable affiliates or between our cable affiliates and their cable subscribers is impaired, if we do not become affiliated with a sufficient number of cable operators, or if we are not able to continue our relationship with a cable affiliate upon the expiration of the initial term of the contract, our business, financial condition and prospects could be materially adversely affected.

Failure to increase revenues from new products and services, whether due to lack of market acceptance, competition, technological change or otherwise, would have a material adverse effect on our business, financial condition and prospects.

         We expect to continue extensive research and development activities and to evaluate new product and service opportunities. These activities will require our continued investment in research and development and sales and marketing, which could adversely affect our short-term results of operations. We believe that future revenue growth and profitability will depend in part on our ability to develop and successfully market new products and services. Failure to increase revenues from new products and services, whether due to lack of market acceptance, competition, technological change or otherwise, would have a material adverse effect on our business, financial condition and prospects.

Our purchases of Intellicom and Laptop Lane may adversely affect our financial condition.

         Our purchases of Intellicom and Laptop Lane involve other risks including potential negative effects on our reported results of operations from acquisition-related charges and amortization of acquired technology and other intangible assets. As a result of the Intellicom acquisition, we recorded approximately $16,075,000 of intangible assets. As a result of the Laptop Lane acquisition, we will record additional intangible assets. Such recording of intangible assets will adversely affect our earnings and profitability for the foreseeable future. If the amount of such recorded intangible assets is increased or if we have future losses and are unable to demonstrate our ability to recover the amount of intangible assets recorded during such time periods, the period of amortization could be shortened, which may further increase annual amortization charges. In such event, our business, financial condition and prospects could be materially adversely affected.

         In addition, we could be adversely affected by direct and contingent liabilities of Intellicom and Laptop Lane. It is possible that we are not aware of all of the liabilities of Intellicom and Laptop Lane and that Intellicom or Laptop Lane has greater liabilities than we expected.

If we fail to manage our expanding business effectively, our business, financial condition and prospects could be adversely affected.

         To exploit fully the market for our products and services, we must rapidly execute our sales strategy while managing anticipated growth through the use of effective planning and operating procedures. To manage our anticipated growth, we must, among other things:

o continue to develop and improve our operational, financial and management information systems;
o    hire and train additional qualified personnel;
o    continue to expand and upgrade core technologies; and
o effectively manage multiple relationships with various customers, suppliers and other third parties.

         Consequently, such expansion could place a significant strain on our services and support operations, sales and administrative personnel and other resources. We may, in the future, also experience difficulties meeting demand for our products and services. Additionally, if we are unable to provide training and support for our products, it will take longer to install our products and customer satisfaction may be lower. We cannot assure you that our systems, procedures or controls will be adequate to support our operations or that management will be able to exploit fully the market for our products and services. Our failure to manage growth effectively could have a material adverse effect on our business, financial condition and prospects.

Our limited experience with international operations may prevent us from growing our business outside the United States.

         A key component of our strategy is to expand into international markets and offer broadband services in those markets. We have limited experience in developing localized versions of our products and services and in developing relationships with international cable system operators. We may not be successful in expanding our product and service offerings into foreign markets. In addition to the uncertainty regarding our ability to generate revenues from foreign operations and expand our international presence, we face specific risks related to providing broadband services in foreign jurisdictions, including:

o    regulatory requirements, including the regulation of Internet access;
o    legal  uncertainty   regarding  liability  for  information  retrieved  and
     replicated in foreign jurisdictions; and
o    lack of a developed cable infrastructure in many international markets.

If cable affiliates are unable to renew their franchises or we are unable to affiliate with replacement operators, our business, financial condition and prospects could be materially adversely affected.

         Cable television companies operate under non-exclusive franchises granted by local or state authorities that are subject to renewal and renegotiation from time to time. A franchise is generally granted for a fixed term ranging from five to 15 years, but in many cases the franchise may be terminated if the franchisee fails to comply with the material provisions of the franchise. The Cable Television Consumer Protection and Competition Act of 1992 (the "Cable Act") prohibits franchising authorities from granting exclusive cable television franchises and from unreasonably refusing to award additional competitive franchises. The Cable Act also permits municipal authorities to operate cable television systems in their communities without franchises.

         We cannot assure you that cable television companies having contracts with us will retain or renew their franchises. Non-renewal or termination of any such franchises would result in the termination of our contract with the applicable cable operator. If an affiliated cable operator were to lose its franchise, we would seek to affiliate with the successor to the franchisee. We cannot assure you that we will be able to affiliate with such successor. In addition, affiliation with a successor could result in additional costs to us. If we cannot affiliate with replacement cable operators, our business, financial condition and prospects could be materially adversely affected.

We may lose cable affiliates through their acquisition which could have a material adverse effect on our business, financial condition and prospects.

         Under many of our contracts, if a cable affiliate is acquired and the acquiring company chooses not to enter into a contract with us, we may lose our ability to offer Internet services in the area served by such former cable affiliate entirely or on an exclusive basis. Such a loss could have an adverse effect on our business, financial condition and prospects.

We depend on third-party technology to develop and introduce technology we use and the absence of, or any significant delay in, the replacement of third-party technology would have a material adverse effect on our business, financial condition and prospects.

         The markets for the products and services we use are characterized by the following:

o        intense competition;
o        rapid technological advances;
o        evolving industry standards;
o        changes in subscriber requirements;
o        frequent new product introductions and enhancements; and
o        alternative service offerings.

         Because of these factors, we have chosen to rely upon third parties to develop and introduce technologies that enhance our current product and service offerings. If our relationship with such third parties is impaired or terminated, we would have to find other developers on a timely basis or develop our own technology. We cannot predict whether we will be able to obtain the third-party technology necessary for continued development and introduction of new and enhanced products and services or whether such technology will gain market acceptance. In addition, we cannot predict whether we will obtain third-party technology on commercially reasonable terms or replace third-party technology in the event such technology becomes unavailable, obsolete or incompatible with future versions of our products or services. The absence of, or any significant delay in, the replacement of third-party technology would have a material adverse effect on our business, financial condition and prospects.

We depend on third-party suppliers for certain key products and services and any inability to obtain sufficient key components or to develop alternative sources for such components could result in delays or reductions in our product shipments.

         We currently depend on a limited number of suppliers for certain key products and services. In particular, we depend on General Instrument Corporation, 3Com Corporation and Com21, Inc. for headend and cable modem equipment, Cisco Systems, Inc. for specific network routing and switching equipment, Radyne Comstream Inc. for satellite equipment, Nokia for wireless LAN equipment, and, among others, MCIWorldCom, Inc. for national Internet backbone services. We cannot predict when delays in the delivery of key components and other products may occur due to shortages resulting from the limited number of suppliers, the financial or other difficulties of such suppliers or the possible limited availability in the suppliers' underlying raw materials. In addition, we may not have adequate remedies against such third parties as a result of breaches of their agreements with us. Additionally, certain of our cable modem and headend equipment suppliers are in litigation over their patents. We could experience disruptions in the delivery or increases in the prices of products and services purchased from vendors as a result of this intellectual property litigation. The inability to obtain sufficient key components or to develop alternative sources for such components could result in delays or reductions in our product shipments. If that were to happen, it could have a material adverse effect on our customer relationships, business, financial condition, and prospects.

If new DOCSIS-compliant cable modems are not deployed timely and successfully, our subscriber growth could be constrained.

         Each of our subscribers currently obtains a cable modem from us to access the ISP Channel. The North American cable industry has recently adopted interface standards known as DOCSIS (Data Over Cable System Interface Specifications) for hardware and software to support the delivery of data services over the cable infrastructure utilizing compatible cable modems. If we are not able to obtain a sufficient quantity of DOCSIS-compliant modems, our growth will be limited.

         We also believe that in order to meet our subscriber goals, two-way cable modems must also become widely available in other channels, such as through personal computer manufacturers and through retail outlets. This widespread availability has not yet occurred. In addition, these modems must be easy for consumers to install themselves, rather than requiring a customer service representative to perform the installation. If two-way cable modems do not become quickly available in outlets other than through cable television companies, or if they cannot be installed easily by consumers, it would be difficult for us to attract large numbers of additional subscribers and our business would be harmed.

We depend on third-party carriers to maintain their cable systems which carry our data and any interruption of our operations due to the failure of third-party carriers to maintain their cable systems would have a material adverse effect on our business, financial condition and prospects.

         Our success will depend upon the capacity, reliability and security of the network used to carry data between our subscribers and the Internet. A significant portion of such network is owned by third parties, and accordingly we have no control over its quality and maintenance. We rely on cable operators to maintain their cable systems. In addition, we rely on other third parties to provide a connection from the cable system to the Internet. Currently, we have transit agreements with MCIWorldCom, Sprint, and others to support the exchange of traffic between our network operations center, cable system and the Internet. The failure of any link in the delivery chain resulting in an interruption of our operations would have a material adverse effect on our business, financial condition and prospects.

Any increase in competition could reduce our gross margins, require increased spending on research and development and sales and marketing, and otherwise materially adversely affect our business, financial condition and prospects.

         The markets for our products and services are intensely competitive, and we expect competition to increase in the future. Many of our competitors and potential competitors have substantially greater financial, technical and marketing resources, larger subscriber bases, longer operating histories, greater name recognition and more established relationships with advertisers and content and application providers than we do. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing Internet services or online content than we can. Our ability to compete may be further impeded if, as evidenced by the acquisitions of TCI and MediaOne by AT&T, competitors utilizing different or the same technologies seek to acquire or merge to enhance their competitive strengths.

         We cannot predict whether we will be able to compete successfully against current or future competitors or that competitive pressures we face will not materially adversely affect our business, financial condition, prospects or ability to repay our debts. Any increase in competition could reduce our gross margins, require increased spending on research and development and sales and marketing, and otherwise materially adversely affect our business, financial condition and prospects.

         Specifically, we face competition from many sources, including:

         Cable-based access providers

         In the cable-based segment of the Internet access industry, we compete with other cable-based data services that are seeking to contract with cable system operators. These competitors include:

o systems integrators such as Excite@Home, Roadrunner and High Speed Access Corp.; and
o Internet service providers such as Earthlink Network, Inc. and MindSpring Enterprises, Inc. (which two companies are in the process of merging), and IDT Corporation.

         Most cable system operators have begun to provide high-speed Internet access services over their existing networks. The largest of these cable system operators are Adelphia, CableVision, Charter, Comcast, Cox, MediaOne, TCI and Time Warner. Comcast, Cox and TCI market through Excite@Home, while Time Warner plans to market the RoadRunner service through Time Warner's own cable systems as well as to other cable system operators nationwide. Adelphia provides high speed Internet access through a wholly-owned subsidiary called Powerlink. Excite@Home has announced its intention to compete directly in the small-to-medium-sized cable system market, where High Speed Access Corp., an affiliate of Charter, currently competes as well.

         Telephone-based access providers

         Some of our most direct competitors in the access markets are telephone-based access providers, including incumbent local exchange carriers, national interexchange or long distance carriers, fiber-based competitive local exchange carriers, ISPs, online service providers, wireless and satellite data service providers, and local exchange carriers that use digital subscriber line technologies. Some of these competitors are among the largest companies in the United States, including AT&T, MCIWorldCom, Sprint and Qwest. Other competitors include BBN, Earthlink/Mindspring, Netcom, Concentric Network, and PSINet. The result is a highly competitive and fragmented market.

         Some of our potential competitors are offering diversified packages of telecommunications services to residential customers. If these companies also offer Internet access service, then we would be at a competitive disadvantage. Many of these companies are offering (or may soon offer) technologies that will attempt to compete with some or all of our Internet data service offerings. The bases of competition in these markets include:

o        transmission speed;
o        security of transmission;
o        reliability of service;
o        ease of access and use;
o        ratio of price to performance;
o        quality of presentation and content;
o        timeliness of content;
o        customer support;
o        brand recognition; and
o        operating experience and revenue sharing.

         Alternative technologies

         The market for high-speed data transmission services is characterized by several competing technologies that offer alternatives to cable-modem service and conventional dial-up access. Competitive technologies include telecom-related wireline technologies, such as integrated services digital network and digital subscriber line technologies, and wireless technologies such as local multipoint distribution service, multichannel multipoint distribution service and various types of satellite services. Our prospects may be impaired by FCC rules and regulations, which are designed, at least in part, to increase competition in video and related services. The FCC has also created a General Wireless Communications Service in which licensees are afforded broad latitude in defining the nature and service area of the communications services they offer. We cannot predict the full impact of the General Wireless Communications Service. Nevertheless, all of these new technologies pose potential competition to our business. Significant market acceptance of alternative solutions for high-speed data transmission could decrease the demand for our services.

         We cannot predict whether and to what extent technological developments will have a material adverse effect on our competitive position. The rapid development of new competing technologies and standards increases the risk that current or new competitors could develop products and services that would reduce the competitiveness of our products and services. If that were to happen, our business, financial condition and prospects could be materially adversely affected.

A perceived or actual failure by us to achieve or maintain high speed data transmission could significantly reduce consumer demand for our services and materially adversely affect our business, financial condition and prospects.

         Because the ISP Channel and Intellicom services have been operational for a relatively short period of time, our ability to connect and manage a substantial number of online subscribers at high transmission speeds is unknown. In addition, we face risks related to our ability to scale up to expected subscriber levels while maintaining superior performance. The actual downstream data transmission speeds for each subscriber will be significantly slower and will depend on a variety of factors, including:

o    actual speed provisioned for the subscriber's modem;
o    quality of the server used to deliver content;
o    overall Internet traffic congestion;
o    the number of active subscribers on a given channel at the same time;
o    the capability of modems used; and
o the service quality of the cable networks of ISP Channel's cable affiliates and the networks of Intellicom's customers.

         As the number of subscribers increases, it may be necessary for our cable affiliates to add additional 6 MHz channels in order to maintain adequate data transmission speeds from the Internet. These additions would render such channels unavailable to such cable affiliates for video or other programming. We cannot assure you that our cable affiliates will provide additional capacity for this purpose. On two-way cable systems, the transmission data channel to the Internet (or return path) is located in a range not used for broadcast by traditional cable networks and is more susceptible to interference than the transmission data channel from the Internet, resulting in a slower peak transmission speed to the Internet. In addition to the factors affecting data transmission speeds from the Internet, the interference level in the cable affiliates' data broadcast range to the Internet can materially affect actual data transmission speeds to the Internet. The actual data delivery speeds realized by subscribers will be significantly lower than peak data transmission speeds and will vary depending on the subscriber's hardware, operating system and software configurations. We cannot assure you that we will be able achieve or maintain data transmission speeds high enough to attract and retain our planned number of subscribers, especially as the number of subscribers to our services grows. Consequently, a perceived or actual failure by us to achieve or maintain high speed data transmission could significantly reduce consumer demand for our services and have a material adverse effect on our business, financial condition and prospects.

Any damage or failure that causes interruptions in our operations could have a material adverse effect on our business, financial condition and prospects.

         Our operations are dependent upon our ability to support a highly complex network and avoid damages from fires, earthquakes, floods, power losses, telecommunications and satellite failures, network software flaws, transmission cable cuts and similar events. The occurrence of any one of these events could cause interruptions in the services we provide. In addition, the failure of an incumbent local exchange carrier or other service provider to provide the communications capacity we require, as a result of a natural disaster, operational disruption or any other reason, could cause interruptions in the services we provide. Any damage or failure that causes interruptions in our operations could have a material adverse effect on our business, financial condition and prospects.

We may be vulnerable to unauthorized access, computer viruses and other disruptive problems, which may result in liability to our subscribers and may deter others from becoming subscribers.

         While we have taken substantial security measures, our networks and those of our cable affiliates may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Internet service providers and online service providers have experienced in the past, and may experience in the future, interruptions in service as a result of the accidental or intentional actions of Internet users. Unauthorized access by current and former employees or others could also potentially jeopardize the security of confidential information stored in our computer systems and those of our subscribers. Such events may result in our liability to our subscribers and may deter others from becoming subscribers, which could have a material adverse effect on our business, financial condition and prospects.

         Although we intend to continue using industry-standard security measures, such measures have been circumvented in the past, and we cannot assure you that these measures will not be circumvented in the future. Moreover, we have no control over the security measures that our cable affiliates adopt. Eliminating computer viruses and alleviating other security problems may cause our subscribers delays due to interruptions or cessation of service. Such delays could have a material adverse effect on our business, financial condition and prospects.

If the market for high-quality content fails to develop, or develops more slowly
than  expected,  our  business,   financial  condition  and  prospects  will  be
materially adversely affected.

         A key part of our strategy is to provide Internet users a more compelling interactive experience than the one currently available to customers of dial-up Internet service providers and online service providers. We believe that, in addition to providing high-speed, high-performance Internet access, to be successful we must also develop and aggregate high-quality multimedia content. Our success in providing and aggregating such content will depend in part on:

o our ability to develop a customer base large enough to justify investments in the development of such content;
o the ability of content providers to create and support high-quality multimedia content; and
o our ability to aggregate content offerings in a manner subscribers find attractive.

         We cannot assure you that we will be successful in these endeavors. In addition, the market for high-quality multimedia Internet content has only recently begun to develop and is rapidly evolving, and there is significant competition among Internet service providers and online service providers for obtaining such content. If the market fails to develop, or develops more slowly than expected, or if competition increases, or if our content offerings do not achieve or sustain market acceptance, our business, financial condition and prospects will be materially adversely affected.

Our failure to attract advertising revenues in quantities and at rates that are satisfactory to us could have a material adverse effect on our business, financial condition and prospects.

         The success of our ISP Channel business depends in part on our ability to draw advertisers to the ISP Channel. We expect to derive significant revenues from advertisements placed on co-branded and ISP Channel web pages and "click through" revenues from products and services purchased through links from the ISP Channel to vendors. We believe that we can leverage the ISP Channel to provide demographic information to advertisers to help them better target prospective customers. Nonetheless, we have not generated any significant advertising revenue yet and we cannot assure you that advertisers will find such information useful or will choose to advertise through the ISP Channel. Therefore, we cannot assure you that we will be able to attract advertising revenues in quantities and at rates that are satisfactory to us. The failure to do so could have a material adverse effect on our business, financial condition and prospects.

If we are unsuccessful in establishing and maintaining the ISP Channel brand, or if we incur significant expenses in promoting and maintaining the ISP Channel's brand, our business, financial condition and prospects would be materially adversely affected.

         We believe that establishing and maintaining the ISP Channel brand is critical to attract and expand our subscriber base. Promotion of the ISP Channel brand will depend on several factors, including:

o our success in providing high-speed, high-quality consumer and business Internet products, services and content; o the marketing efforts of our cable affiliates; and o the reliability of our cable affiliates' networks and services.

         We cannot assure you that any of these factors will be achieved. We have little control over our cable affiliates' marketing efforts or the reliability of their networks and services.

         If consumers and businesses do not perceive our existing products and services as high quality or we introduce new products or services or enter into new business ventures that are not favorably received by consumers and businesses, then we will be unsuccessful in building brand recognition and brand loyalty in the marketplace. In addition, to the extent that the ISP Channel service is unavailable, we risk frustrating potential subscribers who are unable to access our products and services.

         We may need to devote substantial resources to create and maintain a distinct brand loyalty among customers, to attract and retain subscribers, and to promote and maintain the ISP Channel brand in a very competitive market. If we are unsuccessful in establishing or maintaining the ISP Channel brand or if we incur significant expenses in promoting and maintaining our brand, our business, financial condition and prospects would be materially adversely affected.

If we encounter significant problems with our billing and collections process, our business, financial condition and prospects could be materially adversely affected.

         We are in the process of designing and implementing our billing and collections system for the ISP Channel service. We intend to bill for our services primarily over the Internet and, in most cases, to collect these invoices through payments initiated via the Internet. Such invoices and payments have security risks. Given the complexities of such a system, we cannot assure you that we will be successful in developing and launching the system in a timely manner or that we will be able to scale the system quickly and efficiently if the number of subscribers requiring such a billing format increases. Currently, many of our cable affiliates are responsible for billing and collection for our Internet access services. As a result, we have little or no control over the accuracy and timeliness of the invoices or over collection efforts. Given our relatively limited history with billing and collection for Internet services, we cannot predict the extent to which we may experience bad debts or our ability to minimize such bad debts. If we encounter significant problems with our billing and collections process, our business, financial condition and prospects could be materially adversely affected.

We may face potential liability for defamatory or indecent content, which may cause us to modify the way we provide services.

         Any imposition of liability on us for information carried on the Internet could have a material adverse effect on our business, financial condition and prospects. The law relating to liability of Internet service providers and online service providers for information carried on or disseminated through their networks is currently unsettled. A number of lawsuits have sought to impose such liability for defamatory speech and indecent materials. Congress has attempted to impose such liability, in some circumstances, for transmission of obscene or indecent materials. In one case, a court has held that an online service provider could be found liable for defamatory matter provided through its service, on the ground that the service provider exercised active editorial control over postings to its service. Because of the potential liability for materials carried on or disseminated through our systems, we may have to implement measures to reduce our exposure to such liability. Such measures may require the expenditure of substantial resources or the discontinuation of certain products or services.

We may face potential liability for information retrieved and replicated that may not be covered by our insurance.

         Our liability insurance may not cover potential claims relating to providing Internet services or may not be adequate to indemnify us for all liability that may be imposed. Any liability not covered by insurance or in excess of insurance coverage could have a material adverse effect on our business, financial condition and prospects. Because subscribers download and redistribute materials that are cached or replicated by us in connection with our Internet services, claims could be made against us or our cable affiliates under both U.S. and foreign law for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of such materials. These types of claims have been successfully brought against online service providers in the past. In particular, copyright and trademark laws are evolving both domestically and internationally, and it is uncertain how broadly the rights provided under these laws will be applied to online environments. It is impossible for us to determine who the potential rights holders may be with respect to all materials available through our services. In addition, a number of third-party owners of patents have claimed to hold patents that cover various forms of online transactions or online technology. As with other online service providers, patent claims could be asserted against us based upon our services or technologies.

Our success depends upon the development of new products and services in the face of rapidly evolving technology.

         Our products and services may not be commercially successful.

         Our future development efforts may not result in commercially successful products and services and our products and services may be rendered obsolete by changing technology, new industry standards or new product announcements by competitors. For example, we expect digital set-top boxes capable of supporting high-speed Internet access services to be commercially available in the next 12 months. Set-top boxes will enable subscribers to access the Internet without a computer. Although the widespread availability of set-top boxes could increase the demand for our Internet service, the demand for set-top boxes may never reach the level we and industry experts have estimated. Even if set-top boxes do reach this level of popularity, we cannot assure you that we will be able to capitalize on such demand. If this scenario occurs or if other technologies or standards applicable to our products or services become obsolete or fail to gain widespread commercial acceptance, then our business, financial condition and prospects will be materially adversely affected.

         Our ability to adapt to changes in technology and industry standards, and to develop and introduce new and enhanced products and service offerings, will determine whether we can maintain or improve our competitive position and our prospects for growth. However, the following factors may hinder our efforts to introduce and sell new products and services:

o    rapid  technological   changes  in  the  Internet  and   telecommunications
     industries;
o    the lengthy product approval and purchase process of our customers; and
o our reliance on third-party technology for the development of new products and services.

         Our suppliers' products may become obsolete, requiring us to purchase additional inventory or replacement equipment.

         The technology underlying our capital equipment, such as headends and cable modems, continues to evolve and, accordingly, our equipment could become out-of-date or obsolete prior to the time we originally intended to replace it or sell it. If this occurs, we may need to purchase substantial amounts of new capital equipment or inventory, which could have a material adverse effect on our business, financial condition and prospects.

         Our competitors' products may make our products less commercially viable.

         The introduction by our competitors of products or services embodying, or purporting to embody, new technology could also render our existing products and services, as well as products or services under development, obsolete and unmarketable. Internet, telecommunications and cable technologies are evolving rapidly. Many large corporations, including large telecommunications providers, regional Bell operating companies and telecommunications equipment providers, as well as large cable system operators, regularly announce new and planned technologies and service offerings that could impact the market for our services. The announcements can delay purchasing decisions by our customers and confuse the marketplace regarding available alternatives. Such announcements could adversely impact our business, financial condition and prospects.

         In addition, we cannot assure you that we will have the financial and technical resources necessary to continue successful development of new products or services based on emerging technologies. Moreover, due to intense competition, there may be a time-limited market opportunity for our cable-based consumer and business Internet services. Our services may not achieve widespread acceptance before competitors offer products and services with speed and performance similar to our current offerings. In addition, the widespread adoption of new Internet or telecommuting technologies or standards, cable-based or otherwise, could require substantial and costly modifications to our equipment, products and services and could fundamentally alter the character, viability and frequency of Internet-based advertising, either of which could have a material adverse effect on our business, financial condition and prospects.

If we are unable to successfully integrate future acquisitions into our operations, then our results and financial condition may be adversely affected.

         In addition to our recent acquisitions of Intellicom and Laptop Lane, we may acquire other businesses that we believe will complement our existing businesses. We cannot predict if or when any prospective acquisitions will occur or the likelihood that they will be completed on favorable terms. Acquiring a business involves many risks, including:

o potential disruption of our ongoing business and diversion of resources and management time;
o potential dilution to existing stockholders if we use equity securities to finance acquisitions;

o    incurrence of unforeseen obligations or liabilities;
o possible inability of management to maintain uniform standards, controls, procedures and policies;
o    difficulty assimilating the acquired operations and personnel;
o risks of entering markets in which we have little or no direct prior experience; and
o potential impairment of relationships with employees or customers as a result of changes in management.

         We cannot assure you that we will make any acquisitions or that we will be able to obtain additional financing for such acquisitions, if necessary. If any acquisitions are made, we cannot assure you that we will be able to successfully integrate the acquired business into our operations or that the acquired business will perform as expected.

Our equity investments in other companies may not yield any returns.

         We have made equity investments in several Internet-related companies, including joint ventures in other countries. In most instances, these investments are in the form of illiquid securities of private companies. These companies typically are in an early stage of development and may incur substantial losses. Our investments in these companies may not yield any return. Furthermore, if these companies are not successful, we could incur charges related to the write-down or write-off of assets. We also record and continue to record a share of the net losses in these companies, up to our cost basis, if they are our affiliates. We intend to continue to make significant additional investments in the future. Losses or charges resulting from these investments could harm our operating results.

Loss of key personnel may disrupt our operations.

         Our success depends, in large part, on our ability to attract and retain qualified technical, marketing, sales and management personnel. With the expansion of the ISP Channel and Intellicom services, we are currently seeking new employees. However, competition for such personnel is intense in our business, and thus, we may be unsuccessful in our hiring efforts. To launch the ISP Channel service concept on a large-scale basis, we have recently assembled a new management team, many of whom have been with us for less than twelve months. The loss of any member of the new team, or failure to attract or retain other key employees could have a material adverse effect on our business, financial condition and prospects.

Direct and indirect government regulation can significantly impact our business.

         Currently, neither the FCC nor any other federal or state communications regulatory agency directly regulates Internet access services provided by our cable systems. However, any changes in law or regulation relating to Internet connectivity, cable operators or telecommunications markets could affect the nature, scope and prices of our services. Such changes include those that directly or indirectly affect costs, limit usage of subscriber-related information or increase the likelihood or scope of competition from telecommunications companies or other Internet access providers.

         Possibility of changes in law or regulation

         Because the provision of Internet access services using cable networks is a relatively recent development, the regulatory classification of such services remains unsettled. Some parties have argued that providing Internet access services over a cable network is a "telecommunications service" and that, therefore, Internet access service providers should be subject to regulation which, under the Communications Act of 1934, apply to telephone companies. Other parties have argued that Internet access services over the cable system is a cable service under the Communications Act, which would subject such services to a different set of laws and regulations. It is unclear at this time whether federal, state, or local governing bodies will adopt one classification over another, or adopt another regulatory classification altogether, for Internet access services provided over cable systems.

         The FCC recently decided to address Internet access issuers in its February 17, 1999 order approving the merger between AT&T and TCI, which was announced by the two companies on June 24, 1998. A number of parties had opposed the merger unless the FCC required the AT&T/TCI combination to provide unaffiliated ISPs with unbundled, open access to the cable platform whenever that platform is being used by an AT&T/TCI affiliate to provide Internet service. Other parties argued that the FCC should examine industry-wide issues surrounding open access to cable-provided Internet service in a generic rulemaking, rather than in the specific, adjudicatory context of a merger evaluation. The FCC decided that it would be imprudent to grant either request for action given the nascent stage in the development and deployment of high-speed Internet access services. Certain local jurisdictions that approved the AT&T/TCI merger have imposed open access conditions on such approval, while other such local jurisdictions have rejected such conditions or have reserved the right to impose such conditions in the future. At least one federal district court has upheld the local jurisdiction's decision to mandate open access.

         We cannot predict the ultimate outcome or scope of the local approval process. Nor can we predict the impact, if any, that future federal, state or local legal or regulatory changes, including open access conditions, might have on our business.

         Regulations    affecting  the  cable  industry  may  discourage   cable
operators from upgrading their systems

         Regulation of cable television may affect the speed at which our cable affiliates upgrade their cable infrastructures to two-way cable. Currently, our cable affiliates have generally elected to classify the distribution of our services as "additional cable services" under their respective franchise agreements, and accordingly pay franchise fees. However, the election by cable operators to classify Internet access as an additional cable service may be challenged before the FCC, the courts or Congress, and any change in the classification of service could have a potentially adverse impact on us.

         Our cable   affiliates  may be subject to multiple  franchise  fees for distributing our services

         Another possible regulatory risk is that local franchise authorities may subject the cable affiliates to higher or additional franchise fees or taxes or otherwise require them to obtain additional franchises in connection with distribution of our services. There are thousands of franchise authorities in the United States alone, and thus it will be difficult or impossible for us or our cable affiliates to operate under a unified set of franchise requirements.

         Possible negative consequences if cable operators are classified as common carriers

         If the FCC or another governmental agency classifies cable system operators as "common carriers" or "telecommunications carriers" because they provide Internet services, or if cable system operators themselves seek such classification as a means of limiting their liability, we could lose our rights as the exclusive ISP for some of our cable affiliates and we or our cable affiliates could be subject to common carrier regulation by federal and state regulators.

         Import  restrictions  may affect the delivery   schedules  and costs of
supplies from foreign shippers

         In addition, we obtain some of the components for our products and services from foreign suppliers, which may be subject to tariffs, duties and other import restrictions. Any changes in laws or regulations, including those discussed above, whether in the United States or elsewhere, could materially adversely affect our business, financial condition and prospects.

We do not intend to pay dividends.

         We have not historically paid any cash dividends on our common stock and do not expect to declare any such dividends in the foreseeable future. Payment of any future dividends will depend upon our earnings and capital requirements, our debt obligations and other factors the board of directors deems relevant. We currently intend to retain our earnings, if any, to finance the development and expansion of the ISP Channel service.

Our stock price is volatile.

         The volatility of our stock price may make it difficult for holders of our common stock to transfer their shares at the prices they want. The market price for our common stock has been volatile in the past, and several factors could cause the price to fluctuate substantially in the future. These factors include:

o        announcements of developments related to our business;
o        fluctuations in our results of operations;
o        sales of substantial amounts of our securities into the marketplace;
o        general conditions in our industries or the worldwide economy;
o        an outbreak of war or hostilities;

o a shortfall in revenues or earnings compared to securities analysts' expectations;
o        changes in analysts' recommendations or projections;
o        announcements of new products or services by us or our competitors; and
o        changes in our relationships with our suppliers or customers.

         The market price of our common stock may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market price declines or market volatility in the future could adversely affect the price of our common stock, and thus, the current market price may not be indicative of future market prices.

Prospective anti-takeover provisions could negatively impact our stockholders.

         We are a Delaware corporation. The Delaware General Corporation Law contains certain provisions that may discourage, delay or make a change in control of us more difficult or prevent the removal of incumbent directors. In addition, our certificate of incorporation and bylaws have certain provisions that have this effect. These provisions may have a negative impact on the price of our common stock and may discourage third-party bidders from making a bid for us or may reduce any premiums paid to stockholders for their common stock.

The Year 2000 issue could harm our operations.

         Prior to December 31, 1999, we formulated and implemented a comprehensive Year 2000 Plan to comply with Year 2000 requirements. To date and to our knowledge, we have not experienced any material disruptions associated with the Year 2000 issue internally or externally through our cable affiliates, critical suppliers, service providers and contractors. However, we cannot determine if we will be subject to Year 2000 problems in the future or if any Year 2000 problems have arisen that we have failed to detect. The failure of one or more of our systems or those of our business partners due to the Year 2000 issue may have a material adverse effect on our ability to conduct business, as well as our financial position and results of operations.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can also access copies of such material electronically on the SEC's web site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC modifies or replaces this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offerings described in this prospectus:

o Our Annual Report on Form 10-K for the fiscal year ended September 30, 1999 filed with the SEC on December 29, 1999, including the portions of our proxy statement for the 2000 Annual Meeting of Stockholders incorporated therein by reference;

o Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000 filed with the SEC on May 15, 2000;

o Our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1999 filed with the SEC on February 14, 2000;

o    Our Current Report on Form 8-K filed with the SEC on May 9, 2000;

o    Our Current Report on Form 8-K filed with the SEC on March 17, 2000;

o    Our Current Report on Form 8-K filed with the SEC on December 30, 1999; and

o The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on April 14, 1999, including any amendments or reports filed for the purpose of updating such description.

         To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents), telephone or write to Mr. Steven M. Harris, Secretary, SoftNet Systems, Inc., 650 Townsend Street, Suite 225, San Francisco, California, 94103 (telephone number: (415) 365-2500).

         You should rely only on the information contained in this prospectus and incorporated by reference into this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and are seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

                           FORWARD-LOOKING STATEMENTS

         This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in "Risk Factors" above and elsewhere in, or incorporated by reference into, this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                            THE SELLING STOCKHOLDERS

         The 2,224,448 shares of our common stock which may be offered under this prospectus are owned by the selling stockholders listed in the table below.

         The selling stockholders identified from Mr. Arnold through Mr. Yerkes acquired their shares of common stock in connection with the merger of SSI Merger Sub, Inc., a Washington corporation and our wholly-owned subsidiary, with and into Laptop Lane. Under the Agreement and Plan of Merger we entered into with Laptop Lane, we issued shares of our common stock to such selling stockholders in exchange for the shares of common stock of Laptop Lane held by such selling stockholders immediately before the effective time of the merger.

         The selling stockholders identified from Mr. Argenbright through Mr. Zaruba acquired their shares of common stock in connection with our acquisition of Intellicom. Such shares were issued on the first anniversary of our acquisition of Intellicom pursuant to the terms of the acquisition agreement we entered into with Intellicom.

         Mr. Carlisle is a financial consultant to SoftNet and received his shares for services rendered to us.

         Telecell Systems, Inc. acquired its shares pursuant to our Cable Affiliates Incentive Program. Telecell Systems, Inc. is a customer of our wholly-owned subsidiary, ISP Channel, Inc.

         Mediacom LLC acquired its shares pursuant to a Stock Purchase Agreement in connection with Mediacom's entering into an affiliate agreement with our wholly-owned subsidiary ISP Channel. Pursuant to that Stock Purchase Agreement, Mediacom LLC acquired 3,500,000 shares, consisting of 350,000 unrestricted shares and 3,150,000 restricted shares. To convert the 3,150,000 restricted shares to unrestricted shares, Mediacom LLC must achieve certain milestones, the first of which was achieved on March 29, 2000, resulting in the conversion of 766,518 shares. Additionally, Mediacom LLC can nominate one person to our Board of Directors, currently Rocco B. Commisso.

         Because the selling stockholders may sell all or some portion of the shares covered by this prospectus and there are currently no agreements, arrangements or understandings with respect to the sale of any shares, we cannot estimate the number of shares, and the percentage of outstanding shares of common stock, that will be held by any of them after completion of this offering. Under the Agreement and Plan of Merger we entered into with Laptop
Lane, the former shareholders of Laptop Lane are eligible to receive up to 333,333 additional shares of our common stock in the event that Laptop Lane meets certain performance goals.

         This prospectus also covers any additional shares of common stock which become issuable in connection with shares sold by the prospectus by reason of a stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

         The following table identifies each selling stockholder and sets forth information to our knowledge as of the date of this prospectus with respect to the number of shares of common stock held by each selling stockholder prior to the offering and the number of shares of common stock which may be offered under this prospectus from time to time by each selling stockholder. Percentage ownership is based on 28,168,887 shares of common stock outstanding on April 30, 2000.

         Messrs. Merrell and Sharp are currently, and were within the last three years, employees of Laptop Lane. Messrs. Merrell and Sharp are currently directors and officers of Laptop Lane. Messrs. McNeely, G. Jeff Mennen, Merrell and Sharp were directors and officers of Laptop Lane within the last three years.

         Messrs. Bresina, Geraty, Giem, Hirsch, Newton and Pangilinan and Ms. Leffler are currently employees of Intellicom. Messrs. Argenbright, Gitow, Lanning, Lattner, Meachim and Wall and Ms. Moncayo and Raines were employees of Intellicom within the past three years. Mr. Frost is a consultant to Intellicom and Messrs. Bush and Toepfer were consultants to Intellicom during the past three years. Messrs. Hertan and Montgomery were employees of Internet Presence Providers, Inc., a wholly-owned subsidiary of Intellicom. Mr. Hoffman served as legal counsel to Internet Presence Providers, Inc. within the past three years.

                                                 NUMBER     PERCENT   NUMBER OF
                                                OF SHARES    OF OUT-    SHARES
                                               BENEFICIALLY  STANDING   HEREBY
SELLING STOCKHOLDER                               OWNED      SHARES   REGISTERED
---------------------------------------------- ------------  ------- -----------
Robert Arnold ................................      19,865     *         19,865
BHC Securites Trustee FBO Terry Owens ........       1,644     *          1,644
Wendy Boehm ..................................       1,973     *          1,973
Frederick S. and Jane H. Buckner, CP .........       1,644     *          1,644
Charles Schwab & Co., FBO Jeffrey C. Huey ....       3,289     *          3,289
Nicole Chitnis ...............................       1,644     *          1,644
City National Bank FBO Thomas James ..........         986     *            986
City National Bank FBO Bruce Lamka ...........         986     *            986
Steven D. Comrie .............................       1,644     *          1,644
Dale Cowles ..................................         156     *            156
Wayne Demeester ..............................       1,686     *          1,686
First Portland Corporation ...................       1,934     *          1,934
Stephen G. Fleischmann .......................       4,997     *          4,997
Gretchen Garth ...............................       1,644     *          1,644
Richard Gillman ..............................       3,289     *          3,289

                                                 NUMBER     PERCENT   NUMBER OF
                                                OF SHARES    OF OUT-    SHARES
                                               BENEFICIALLY  STANDING   HEREBY
SELLING STOCKHOLDER                               OWNED      SHARES   REGISTERED
---------------------------------------------- ------------  ------- -----------
Dan Guy ......................................         112     *            112
Adam Hanft ...................................       3,344     *          3,344
Gregory E. Hogle .............................       3,289     *          3,289
Dennis G. Hopkins ............................       3,289     *          3,289
Ted Kibble ...................................         156     *            156
Jonathan Lane ................................         758     *            758
Jonathan Lane and Bill Lane, JT ..............      32,898     *         32,898
Rex Lund .....................................          56     *             56
Brian S. Marvin ..............................       3,353     *          3,353
Mark McNeely .................................     111,854     *        111,854
G. Jeff Mennen, Trustee U/A
  dated 10/23/85 FBO
  Descendants of George S. Mennen ............     234,335     *        234,335
R. Bruce Merrell .............................     279,637     *        279,637
James and Joann Norman, CP ...................       1,644     *          1,644
Dallas Otter .................................          56     *             56
Carol Padelford ..............................       4,934     *          4,934
Patricia L. Pedegana .........................       1,644     *          1,644
Arnie Prentice ...............................         156     *            156
David Prentice ...............................          56     *             56
R&L Donner Trust .............................       3,289     *          3,289
The Retail Group, Inc. .......................      65,797     *         65,797
Rockaway Partners LP .........................       1,644     *          1,644
Richard A. and Gemini L.  Saada, JTTEN .......      24,989     *         24,989
Arvind Sanger ................................       3,289     *          3,289
M. Grant Sharp ...............................     159,557     *        159,557
Ron Sheron ...................................         156     *            156
Stratos Development ..........................      16,449     *         16,449
Joseph and Dyann Strecker, CP ................         657     *            657
Joseph Strecker ..............................          56     *             56
Craig Stuart .................................         156     *            156
Irwin Treiger ................................       3,289     *          3,289
Edward and Teresa Urquhart, JTWRS ............       1,644     *          1,644

                                                 NUMBER     PERCENT   NUMBER OF
                                                OF SHARES    OF OUT-    SHARES
                                               BENEFICIALLY  STANDING   HEREBY
SELLING STOCKHOLDER                               OWNED      SHARES   REGISTERED
---------------------------------------------- ------------  ------- -----------
Ira Weinstein ................................       9,249     *          9,249
Malcolm G. Witter ............................       2,197     *          2,197
Leonard A. Yerkes III ........................       3,353     *          3,353
Glenn Argenbright ............................         776     *            776
Amit Bhatia(1) ...............................         205     *            205
Dana Paul Bowler(2) ..........................         136     *            136
John J. and Kristen L. Brackett ..............         273     *            273
Mike Bresina .................................          93     *             93
Peter D. Brim(3) .............................         355     *            355
Scott Z. Brown ...............................          49     *             49
Rainer Bullinger .............................         372     *            372
John Bush ....................................         465     *            465
Ronald J. Carrey (TTEE), The Joseph &
  Enes Carrey Trust U/A dated 7/24/84(4) .....         328     *            328
Michael A. Contreras .........................         820     *            820
John J. Fraher ...............................          82     *             82
Alan B. Frost ................................         108     *            108
Kenneth M. Gabrielson ........................          27     *             27
Garry S. Giem ................................         248     *            248
Brian Geraty .................................       1,397     *          1,397
William Gitow ................................       2,951     *          2,951
Peter L. Hertan ..............................          21     *             21
Greg Hirsch ..................................          62     *             62
Steven D. Hoffman ............................          53     *             53
Lowell M. and Anne Kasden, JT ................          74     *             74
Paul Lanning .................................         310     *            310
Rick Lattner .................................         931     *            931
Sandra Leffler ...............................         111     *            111
Lars D. Mapstead .............................         824     *            824
Bruce Meachim ................................      14,592     *         14,592
Sherry Moncayo ...............................         124     *            124
Roger T. Montgomery ..........................          53     *             53
Mitchell R. Muniz ............................         136     *            136

                                                 NUMBER     PERCENT   NUMBER OF
                                                OF SHARES    OF OUT-    SHARES
                                               BENEFICIALLY  STANDING   HEREBY
SELLING STOCKHOLDER                               OWNED      SHARES   REGISTERED
---------------------------------------------- ------------  ------- -----------
Walter M. Meyers .............................           1     *              1
Peter Newton .................................         186     *            186
Edgar A. Pangilinan ..........................          74     *             74
Raimus Capital Group, LLC ....................         273     *            273
Christine Raines .............................      14,592     *         14,592
Edgar A. Sack & Eugenia F. Sack,
  as Trustees of the Sack Family
  Trust dated 8/31/90.........................         409     *            409
Jeffrey Mark Saxton ..........................          63     *             63
Gregory C. Speth .............................         410     *            410
Bill Sinclair(2) .............................         410     *            410
Robert W. Sorenson ...........................          54     *             54
Michael E. Stein .............................          54     *             54
Richard E. Toepfer, TR Toepfer
  Family Trust U/A 5/31/90 ...................         260     *            260
Bob Wall .....................................          74     *             74
Hsiao-Chih Wang ..............................         273     *            273
James R. and Emily E. Zaruba .................         205     *            205
John Carlisle ................................       7,393     *          7,393
Telecell Systems, Inc. .......................      32,500     *         32,500
Mediacom LLC .................................   3,500,000   12.4%    1,116,518

Total ........................................   4,607,930            2,224,448


(1)      The shares being sold may be transferred to the Bhatia Family Trust.
(2) The shares being sold may be transferred to Dana Bowler and Desiree Bowler Trustees, Bowler Family Trust U/A dated 3/1/99 and Bill Sinclair, Tenants in Common.
(3) The shares being sold may be transferred to Peter D. Brim and Debra R. Brim, JTWROS.
(4)      The shares being sold may be  transferred to Ronald J. Carrey and Nancy
         M. Carrey (TTEES), The Carrey Family Trust U/A dated 6/25/97.

                                 USE OF PROCEEDS

         The shares of common stock offered by this prospectus are being sold by the selling stockholders for their own account, and we will not receive any of the proceeds from the sale of the shares.

                              PLAN OF DISTRIBUTION

         We are registering the common stock on behalf of the selling stockholders. The shares offered by this prospectus may be sold from time to time by the selling stockholders or their respective pledgees, donees, transferees or successors in interest, in one or more of the following transactions (which may involve one or more block transactions):

o        on the Nasdaq National Market;
o        in the over-the-counter market;
o        in privately negotiated transactions;
o        through  the  writing of options  on shares or short  sales;  or
o        in a combination of such transactions.

         Each sale may be made either at market prices prevailing at the time of such sale or at negotiated prices or at such other price as the selling stockholders determine from time to time. Some or all of the shares offered by this prospectus may be sold directly to market makers acting as principals or through brokers acting on behalf of the selling stockholders or as agents for themselves or their customers or to dealers for resale by such dealers. In connection with such sale, such brokers and dealers may receive compensation in the form of discounts, commissions or concessions from the selling stockholders and may receive commissions from the purchasers of shares offered by this prospectus for whom they act as broker or agent (which discounts and commissions are not anticipated to exceed those customary in the types of transactions involved).

         The selling stockholders have sole discretion not to accept any purchase offer or make any sale of shares offered by this prospectus if they deem the purchase price to be unsatisfactory. Any broker or dealer participating in any such sale may be deemed to be an "underwriter" within the meaning of the Securities Act and will be required to deliver a copy of this prospectus to any person who purchases any of the shares offered by this prospectus from or through such broker or dealer. The compensation of such broker-dealers may be deemed underwriting discounts and commissions. In addition, any shares covered by this prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

         The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions in connection with distribution of the shares or otherwise. In such transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to the broker-dealer or other financial institutions of the shares.

The broker-dealer or other financial institutions may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

         To comply with the securities laws of certain jurisdictions, if applicable, the shares offered by this prospectus will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares offered by this prospectus may not be sold unless (1) the shares offered by this prospectus have been registered or qualified for sale in such state or an exemption from registration exists or (2) qualification is available and is complied with. Also, each selling stockholder will be subject to the applicable provisions of the Securities Act and Exchange Act and the rules and regulations of both acts, including Regulation M. Regulation M's provisions may limit the timing of purchases and sales of shares of the common stock by the selling stockholders.

         Pursuant to the terms of the registration rights agreements related to the acquisitions of Laptop Lane and Intellicom, we will pay all expenses of the registration of the common stock, except that the selling stockholders will pay any applicable underwriting discounts and commissions, as well as the fees and disbursements of counsel to and experts for the selling stockholders. The selling stockholders will be indemnified by us against certain civil liabilities, including certain civil liabilities under the Securities Act. We will be indemnified by the selling stockholders against certain civil liabilities, including certain liabilities under the Securities Act.

                                  LEGAL MATTERS

         The legality of the shares of common stock offered by this prospectus will be passed upon for us by Jason G. Wilson, our Assistant General Counsel.

                                     EXPERTS

         The financial statements of SoftNet Systems, Inc. as of and for the year ended September 30, 1999, and related schedule, have been incorporated by reference herein in reliance on the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon said authority of said firm as experts in accounting and auditing. The financial statements as of September 30, 1998 and for each of the two years in the period ended September 30, 1998 incorporated in this Prospectus by reference to the Annual Report on Form 10-K of SoftNet Systems, Inc. for the year ended September 30, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

================================================================================
Neither SoftNet Systems, Inc. nor the selling stockholders have authorized any person to give any information or to make any representation not contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates and this prospectus is not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. You should not assume that the information contained in this prospectus is correct on any date after the date of this prospectus, even though this prospectus is delivered or shares are sold pursuant to this prospectus on a later date.

                                TABLE OF CONTENTS

                                                 Page

The Company....................................    2
Risk Factors...................................    3
Where You Can Find More
  Information..................................   27
Forward-Looking Statements.....................   28
The Selling Stockholders.......................   29
Use of Proceeds................................   34
Plan of Distribution...........................   34
Legal Matters..................................   35
Experts........................................   35



================================================================================
                                2,224,448 SHARES

                              SOFTNET SYSTEMS, INC.

                                  COMMON STOCK

                               ------------------

                                   PROSPECTUS

                               ------------------




                                 _________, 2000

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

         The expenses relating to the registration of the securities will be borne by SoftNet Systems, Inc. Such expenses are set forth in the table below. All amounts are estimates except the SEC registration fee.

SEC Registration Fee......................................    $8,148
Accounting Fees and Expenses..............................    10,000
Legal Fees and Expenses (other than Blue Sky).............    20,000
Printing Fees and Expenses ...............................     5,000
Miscellaneous.............................................     1,852

Total.....................................................   $45,000

Item 15.  Indemnification of Directors and Officers.

        SoftNet   Systems,  Inc.'s  Certificate  of  Incorporation  limits  the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that a director of a corporation will not be personally liable for monetary damages for breach of such individual's fiduciary duties as a director except for liability for (i) any breach of such director's duty of loyalty to the corporation, (ii) any acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) any unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) any transaction from which a director derives an improper personal benefit.

         SoftNet Systems, Inc.'s Bylaws provide that it will indemnify its directors and may indemnify its officers, employees and other agents to the full extent permitted by law. SoftNet believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of an indemnified party and permits SoftNet to advance expenses incurred by an indemnified party in connection with the defense of any action or proceeding arising out of such party's status or service as a director, officer, employee or other agent of SoftNet upon an undertaking by such party to repay such advances if it is ultimately determined that such party is not entitled to indemnification.

         SoftNet Systems, Inc. has entered into separate indemnification agreements with each of its directors and officers. These agreements require SoftNet Systems, Inc., among other things, to indemnify such director or officer against expenses (including attorney fees), judgments, fines and settlements (collectively, "Liabilities") paid by such individual in connection with any action, suit or proceeding arising out of such individual's status or service as a director or officer of SoftNet Systems, Inc. (other than Liabilities arising from willful misconduct or conduct that is knowingly fraudulent or deliberately dishonest) and to advance expenses incurred by such individual in connection with any proceeding against such individual with respect to which such individual may be entitled to indemnification by SoftNet Systems, Inc. SoftNet Systems, Inc. believes that its Certificate of Incorporation and Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

         SoftNet Systems, Inc. maintains directors and officers liability insurance covering all of its directors and officers against claims arising out of the performance of their duties.

Item 16.  Exhibits

         The following documents are filed as part of this registration statement.

       Exhibit
        Number Description


          2.1 Agreement and Plan of Merger dated February 9, 2000 by and among SoftNet Systems, Inc., a Delaware corporation, SSI Merger Sub, Inc., a Washington corporation and a wholly-owned subsidiary of
               SoftNet  Systems,   Inc.,  Laptop  Lane  Limited,   a  Washington
               corporation, and R. Bruce Merrell and M. Grant Sharp (incorporated by reference to the Exhibits to the Company's Current Report on Form 8-K filed on May 9, 2000).

          2.2 Agreement and Plan of Reorganization, dated as of November 22, 1998, by and among SoftNet Systems, Inc., Acquisition Sub,
               Intellicom and the Principal Stockholders (incorporated by reference to the Exhibits to the Company's Current Report on Form 8-K filed on February 24, 1999).

          2.3  First   Amendment   and   Waiver   of   Agreement   and  Plan  of
               Reorganization, dated as of December 23, 1998, by and among SoftNet Systems, Inc., Acquisition Sub, Intellicom and the Principal Stockholders (incorporated by reference to the Exhibits to the Company's Current Report on Form 8-K filed on February 24,
               1999).

          2.4  Second   Amendment   and   Waiver  of   Agreement   and  Plan  of
               Reorganization, dated as of December 23, 1998, by and among SoftNet Systems, Inc., Acquisition Sub, Intellicom and the Principal Stockholders (incorporated by reference to the Exhibits to the Company's Current Report on Form 8-K filed on February 24,
               1999).

          3.1 Amended and Restated Certificate of Incorporation of SoftNet Systems, Inc. (incorporated by reference to the Exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).

          3.2 Bylaws of SoftNet Systems, Inc. (incorporated by reference to the Exhibits to the Company's registration statement on Form S-3/A filed on April 22, 1999).

          5.1 Opinion of Jason G. Wilson, Assistant General Counsel to SoftNet Systems, Inc.

          23.1 Consent of Jason G. Wilson, Assistant General Counsel to SoftNet Systems, Inc. (included in the opinion filed as Exhibit 5.1).

          23.2 Consent of KPMG LLP.

          23.3 Consent of PricewaterhouseCoopers LLP.

          24.1 Power  of  Attorney   (included   on   signature   page  of  this
               Registration Statement).

Item 17.  Undertakings.

(a)       The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously discussed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3)  To  remove  from  registration,   by  means  of  a  post-effective
amendment, any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the 9th day of June, 2000.

                                     SOFTNET SYSTEMS, INC.

                                     By: /s/ Dr. Lawrence B. Brilliant
                                     -------------------------------------------
                                     Name: Dr. Lawrence B. Brilliant
                                     Title: Chairman and Chief Executive Officer


                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Dr. Lawrence B. Brilliant and Susan Dolce, and each of them, with full power of substitution and full power to act without the other, his true and lawful attorney-in-fact and agent to act for him in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement on Form S-3, or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith or in connection with the registration of the common stock under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully, to all intents and purposes, as they or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                        Title                          Date
---------------------------   ------------------------------------  ------------

/s/ Dr. Lawrence B. Brilliant Chairman and Chief Executive Officer  June 9, 2000
---------------------------       (Principal Executive Officer)
Dr. Lawrence B. Brilliant

/s/ Ronald I. Simon                Vice Chairman of the Board       June 9, 2000
---------------------------
Ronald I. Simon

/s/ Garrett Girvan              Interim Chief Financial Officer     June 9, 2000
---------------------------      (Principal Financial Officer)
Garrett Girvan

/s/ Susan Dolce                           Comptroller               June 9, 2000
---------------------------      (Principal Accounting Officer)
Susan Dolce

/s/ Ian B. Aaron                      Director and President        June 9, 2000
---------------------------
Ian B. Aaron

/s/ Edward A. Bennett                       Director                June 9, 2000
---------------------------
Edward A. Bennett

                                            Director
---------------------------
George C. Chan

/s/ Robert C. Harris, Jr.                   Director                June 9, 2000
---------------------------
Robert C. Harris, Jr.

                                            Director
---------------------------
Rocco B. Commisso

/s/ Atam Lalchandani                        Director                June 9, 2000
---------------------------
Atam Lalchandani

                                  EXHIBIT INDEX


       Exhibit
        Number Description


          2.1 Agreement and Plan of Merger dated February 9, 2000 by and among SoftNet Systems, Inc., a Delaware corporation, SSI Merger Sub, Inc., a Washington corporation and a wholly-owned subsidiary of
               SoftNet  Systems,   Inc.,  Laptop  Lane  Limited,   a  Washington
               corporation, and R. Bruce Merrell and M. Grant Sharp (incorporated by reference to the Exhibits to the Company's Current Report on Form 8-K filed on May 9, 2000).

          2.2 Agreement and Plan of Reorganization, dated as of November 22, 1998, by and among SoftNet Systems, Inc., Acquisition Sub,
               Intellicom and the Principal Stockholders (incorporated by reference to the Exhibits to the Company's Current Report on Form 8-K filed on February 24, 1999).

          2.3  First   Amendment   and   Waiver   of   Agreement   and  Plan  of
               Reorganization, dated as of December 23, 1998, by and among SoftNet Systems, Inc., Acquisition Sub, Intellicom and the Principal Stockholders (incorporated by reference to the Exhibits to the Company's Current Report on Form 8-K filed on February 24,
               1999).

          2.4  Second   Amendment   and   Waiver  of   Agreement   and  Plan  of
               Reorganization, dated as of December 23, 1998, by and among SoftNet Systems, Inc., Acquisition Sub, Intellicom and the Principal Stockholders (incorporated by reference to the Exhibits to the Company's Current Report on Form 8-K filed on February 24,
               1999).

          3.1 Amended and Restated Certificate of Incorporation of SoftNet Systems, Inc. (incorporated by reference to the Exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).

          3.2 Bylaws of SoftNet Systems, Inc. (incorporated by reference to the Exhibits to the Company's registration statement on Form S-3/A filed on April 22, 1999).

          5.1 Opinion of Jason G. Wilson, Assistant General Counsel to SoftNet Systems, Inc.

          23.1 Consent of Jason G. Wilson, Assistant General Counsel to SoftNet Systems, Inc. (included in the opinion filed as Exhibit 5.1).

          23.2 Consent of KPMG LLP.

          23.3 Consent of PricewaterhouseCoopers LLP.

          24.1 Power  of  Attorney   (included   on   signature   page  of  this
               Registration Statement).